EVERGREEN INVESTMENTS

200 BERKELEY STREET

BOSTON, MASSACHUSETTS 02116

March 16, 2007

James O’Connor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

RE:       Evergreen Municipal Trust, File Nos. 811-08367 and 333-140756

            (the “Registrant”)

Dear Mr. O'Connor:

This letter responds to oral comments to the above Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14, filed on March 12, 2007, regarding the proposed merger of Atlas National Municipal Bond Fund into Evergreen Municipal Bond Fund (each a “Fund” and together “the Funds”) (Accession No. 0000907244-07-000210).

In response to the comments that were relayed in a telephone conversation, on March 14, 2007, please note the following responses:

Comments to pro forma financial statements:

Comment #1:  You ask that we confirm that there are no adjustments to the Schedule of Investments to the Pro Forma Financial Statements.

Response:       We have confirmed with our Fund Administration department who prepared the Pro Forma Financial Statements that there are no adjustments.

Comment #2:  You asked that we confirm the placement of some numbers in the Schedule of Investments under the "Lease" section.

Response:       The appearance of incorrect placement of the numbers was due to a printing issue with the hard copy we sent to you. We have reviewed the Pro Forma Financial Statements in the filing on the SEC website and the numbers are in the correct place in the filing.

_______________________________________

General comments to prospectus/proxy statement:

Comment #3:  You noted that in the introductory paragraph to the Annual Fund Operating Expenses tables that there is no reference to the new pro forma table which discusses the proposed mergers of both Atlas National Municipal Bond Fund and Evergreen Florida Municipal Bond Fund with Evergreen Municipal Bond Fund.

Response:       We have amended the disclosure so that it now references the new table.

U.S. Securities and Exchange Commission

Division of Investment Management

Comment #4:  You suggested that the full name of the Evergreen Municipal Bond Fund be added to the footnote no. 3 to the Annual Fund Operating Expenses tables. Currently it references 'the Evergreen Fund' which is unclear, since we are now discussing two different Evergreen Funds.

Response:       We have made that change.

Comment #5:  You informed us that the expense ratio currently being shown on the Morningstar website is incorrect with respect to Evergreen Municipal Bond Fund. The ratio listed excludes interest expense, but should show the restated ratio with interest expense, based on the restated annual report filed in January 2007 for the Evergreen Municipal Bond Fund. You suggested that we describe the process by which Morningstar receives and updates such expense information.

Response:       As an independent rating agency, Morningstar updates such expense information based upon the filing of audited financial statements with the SEC and not from information provided by the issue.  In this instance, however, we have additionally forwarded the restated audited financial statements to Morningstar and asked that they make the necessary corrections.

_______________________________________

You had indicated that all correspondence is now required to make certain representations. We make the following representations to you:

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will file an amended prospectus/proxy statement on Form 497 on or around March 16, 2007.  Revisions made to the prospectus/proxy statement will be marked in the distribution sent to you via email.

Please feel free to call me at 617-210-3682 with questions or comments.  Thank you.

                                                                                    Sincerely,

                                                                                    /s/ Maureen E. Towle

                                                                                    Maureen E. Towle, Esq.

                                                                                    Legal Department

                                                                                    Evergreen Investments

cc:        Timothy Diggins, Esq.

              Ropes & Gray LLP